Filed pursuant to Rule 433

Dated August 8, 2024

Issuer Free Writing Prospectus supplementing the

Preliminary Prospectus Supplement

dated August 8, 2024 and the

Prospectus dated March 1, 2024

Registration No. 333-277563

Essential Utilities, Inc.

$500,000,000 4.800% Senior Notes due 2027

The information in this pricing term sheet relates only to the offering of the Notes and should be read together with (i) the preliminary prospectus supplement, dated August 8, 2024, as filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Preliminary Prospectus Supplement”), and (ii) the related base prospectus dated March 1, 2024, included in the Registration Statement (File No. 333-277563), in each case, including the documents incorporated by reference therein. Terms used but not defined herein have the meanings assigned to such terms in the Preliminary Prospectus Supplement.

Issuer:	Essential Utilities, Inc. (the “Issuer”)

Expected Ratings of Securities (Moody’s / S&P)*:	Baa2 (Stable) / BBB+ (Stable)

Trade Date:	August 8, 2024

Settlement Date**:	August 15, 2024 (T+5)

Title of Securities:	4.800% Senior Notes due 2027 (the “Notes”)

Principal Amount:	$500,000,000

Maturity Date:	August 15, 2027

Interest Payment Dates:	February 15 and August 15, commencing February 15, 2025

Record Dates:	February 1 and August 1

Coupon:	4.800% per annum

Benchmark Treasury:	4.375% due July 15, 2027

Benchmark Treasury Price and Yield:	101-08+ / 3.913%

Spread to Benchmark Treasury:	T + 90 basis points

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** The Issuer expects that delivery of the Notes will be made against payment therefor on or about the settlement date specified in this pricing term sheet, which will be the fifth business day following the date of pricing of the Notes (this settlement cycle being referred to as “T+5”). Pursuant to Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the first business day before settlement will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

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Yield to Maturity:	4.813%

Public Offering Price:	99.964% of principal amount

Net Proceeds (After Deducting Underwriting Discount and Before Offering Expenses):	$498,070,000

Optional Redemption:	The Notes may be redeemed, in whole or in part, at any time prior to July 15, 2027 (one month prior to maturity) at the greater of par and make-whole at Treasury Rate plus 15 basis points; par call at any time on or after July 15, 2027.

CUSIP/ISIN:	29670G AJ1 / US29670GAJ13

Joint Bookrunners:	PNC Capital Markets LLC RBC Capital Markets, LLC BofA Securities, Inc. Huntington Securities, Inc. Citizens JMP Securities, LLC Wells Fargo Securities, LLC

Co-Managers:	Barclays Capital Inc. TD Securities (USA) LLC Robert W. Baird & Co. Incorporated Evercore Group L.L.C. Janney Montgomery Scott LLC Loop Capital Markets LLC

Conflicts of Interest:	Respective affiliates of PNC Capital Markets LLC, RBC Capital Markets, LLC and certain of the other underwriters are lenders under the Essential Revolving Credit Facility and may receive at least 5% of the net proceeds of this offering. In that case, each such underwriter would be deemed to have a conflict of interest within the meaning of FINRA Rule 5121. This offering will therefore be conducted in compliance with the applicable provisions of FINRA Rule 5121, and no such underwriter will confirm any sales to any account over which it exercises discretionary authority without the specific written approval of the transaction from the account holders. Pursuant to FINRA Rule 5121(a)(1)(C), the appointment of a “qualified independent underwriter” is not required in connection with this offering as the Notes will be investment grade-rated by one or more nationally recognized statistical rating agencies. See “Use of Proceeds” and “Underwriting (Conflicts of Interest)” in the Preliminary Prospectus Supplement.

The Issuer has filed a registration statement (including a prospectus and the related Preliminary Prospectus Supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement and other documents the Issuer has filed with the SEC for more complete information about the offering to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement and the accompanying prospectus if you request them by calling PNC Capital Markets LLC toll free at (855) 881-0697 or RBC Capital Markets, LLC toll free at (866) 375-6829.

This communication should be read in conjunction with the Preliminary Prospectus Supplement and the accompanying prospectus. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplement and the accompanying prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.